Exhibit 99.1

YY Reports Third Quarter 2013 Unaudited Financial Results

3Q13 Net Revenues Up 113.0% YOY to RMB487.2 Million

3Q13 Net Income Up 267.1% YOY to RMB129.0 Million

3Q13 Non-GAAP Net Income Up 207.1% YOY to RMB170.8 Million

Guangzhou, China, November 6, 2013 — YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a revolutionary rich communication social platform, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights

•                  Net revenues increased by 113.0% to RMB487.2 million (US$79.6 million) from RMB228.8 million in the corresponding period of 2012, primarily driven by a 126.2% increase in revenues from internet value-added services, or IVAS revenues.

•                  Net income attributable to YY Inc. increased by 267.1% to RMB129.0 million (US$21.1 million) from RMB35.1 million in the corresponding period of 2012.

•                  Non-GAAP net income attributable to YY Inc.1 increased by 207.1% to RMB170.8 million (US$27.9 million) from RMB55.6 million in the corresponding period of 2012.

Mr. David Xueling Li, Chief Executive Officer of YY, stated, “We are happy to see continued expansion of our platform and robust financial performance on both the top and bottom line driven by strong growth momentum across the board during the third quarter. We were especially successful in developing and monetizing our YY Music offering where we were able to grow our YY Music revenues by over 160% year-over-year. By creating a unique and compelling entertainment experience for our users that includes innovative free and paid features such as casting votes and interaction with singers, we continue to broaden our ability to entertain and monetize our growing user base of over 87.2 million aggregate monthly active users for the three months ended September 30, 2013.

“As our recent initiatives suggest, we are committed to exploring and pursuing opportunities to scale our platform by expanding beyond the Chinese domestic market and spreading into a larger number of vertical activities where rich communication capabilities are required. Recently, we established a strategic partnership with Asiasoft and S2 Games, which allows us to expand our user-base and brand internationally through offering the global market an unprecedented interactive and integrated multiplayer gaming experience. Going forward, we will expand our focus on leveraging the YY technology platform internally and externally through partnerships, broadening further into a number of emerging verticals both domestically and internationally,” added Mr. Li.

Mr. Eric He, Chief Financial Officer of YY, commented, “Our strong third quarter performance, marked by greater revenues and user-base expansion, increased profitability and diversification into new verticals, speaks to the success of our unique business model and the economies of scale inherent in our technology platform. We will continue to support our core traditional business pillars, while seeking to develop and monetize complementary business lines, in order to boost future earnings and grow our brand.”

1Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

Third Quarter 2013 Financial Results

NET REVENUES

Net revenues increased by 113.0% to RMB487.2 million (US$79.6 million) in the third quarter of 2013 from RMB228.8 million in the corresponding period of 2012, primarily driven by an increase in IVAS revenues and, to a lesser extent, an increase in the Company’s online advertising revenues.

IVAS revenues, which consisted of revenues from YY Music, online games, as well as other sources including the Company’s membership program, increased by 126.2% to RMB441.8 million (US$72.2 million) in the third quarter of 2013 from RMB195.3 million in the corresponding period of 2012. The overall increase primarily reflected an increase in the number of paying users and an increase in average revenue per user (“ARPU”).

Revenues from YY Music, increased by 161.4% to RMB228.9 million (US$37.4 million) in the third quarter of 2013 from RMB87.6 million in the corresponding period of 2012. This increase primarily reflected a 117.2% increase in the number of paying users to 771,000 with an ARPU of RMB297 during the third quarter of 2013.

Revenues from online games increased by 84.3% to RMB154.5 million (US$25.3 million) in the third quarter of 2013 from RMB83.8 million in the corresponding period of 2012. This increase primarily reflected a year-over-year increase in ARPU of 17.2% to RMB347 and a 56.5% increase in the number of paying users to 443,000. The number of online games operated by the Company increased to 111 as of September 30, 2013 from 68 as of September 30, 2012.

Revenues from others, which primarily consist of the Company’s membership program and live game broadcasting, increased by 144.6% to RMB58.4 million (US$9.5 million) in the third quarter of 2013 from RMB23.9 million in the corresponding period of 2012. Revenues from the membership program increased by 76.6% to RMB37.1 million (US$6.1 million) in the third quarter of 2013 from RMB21.0 million in the corresponding period of 2012. This increase primarily reflected a 74.5% increase in the number of members to 705,000 as of September 30, 2013 from 404,000 as of September 30, 2012. Revenues from live game broadcasting increased significantly to RMB16.7 million (US$2.7 million) in the third quarter of 2013 from RMB434,000 in the corresponding period of 2012.

Online advertising revenues increased by 35.5% to RMB45.3 million (US$7.4 million) in the third quarter of 2013 from RMB33.5 million in the corresponding period of 2012. This increase reflected a 41.9% year-over-year increase in average revenue per advertiser (“ARPA”) to approximately RMB731,000 from 62 advertisers.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 119.8% to RMB248.6 million (US$40.6 million) in the third quarter of 2013 from RMB113.1 million in the corresponding period of 2012. This increase was primarily attributable to an increase in revenue-sharing fees and content costs to RMB133.9 million (US$21.9 million) in the third quarter of 2013 from RMB31.7 million in the corresponding period of 2012. This increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was primarily due to one-time costs related to the Company’s exclusive partnership to bring the 2013 season of China’s popular singing talent show, Happy Boy Show, to YY’s interactive internet platform, as well as higher levels of user engagement and spending. Bandwidth costs increased by 42.7% to RMB54.9 million (US$9.0 million) in the third quarter of 2013 from RMB38.5 million in the corresponding period of 2012.

Gross profit increased by 106.2% to RMB238.6 million (US$39.0 million) in the third quarter of 2013 from RMB115.7 million in the corresponding period of 2012. Gross margin was 49.0% in the third quarter of 2013 compared with 50.6% in the corresponding period of 2012. The decrease in gross margin was mainly attributable to the one-time costs related to the Happy Boy Show, partially offset by improved cost efficiency associated with the Company’s increased scale.

OPERATING INCOME

Operating expenses for the third quarter of 2013 increased by 58.0% to RMB121.3 million (US$19.8 million) from RMB76.8 million in the corresponding period of 2012. This increase was primarily attributable to higher research and development expenses and general and administrative expenses which was in line with the general growth of the Company’s overall business.

Operating income in the third quarter of 2013 increased by 239.1% to RMB134.1 million (US$21.9 million) from RMB39.5 million in the corresponding period of 2012. Operating margin increased to 27.5% in the third quarter of 2013 from 17.3% in the corresponding period of 2012. The increase in operating margin was primarily due to increased operating leverage associated with the Company’s expansion. Non-GAAP operating income2 increased 193.1% to RMB175.9 million (US$28.7 million) in the third quarter of 2013 from RMB60.0 million in the corresponding period of 2012. Non-GAAP operating margin3 increased to 36.1% in the third quarter of 2013 from 26.2% in the corresponding period of 2012.

NET INCOME

Net income attributable to YY Inc. increased by 267.1% to RMB129.0 million (US$21.1 million) in the third quarter of 2013, from RMB35.1 million in the corresponding period of 2012. Net margin in the third quarter of 2013 increased to 26.5% from 15.4% in the corresponding period of 2012. Non-GAAP net income attributable to YY Inc.4 increased by 207.1% to RMB170.8 million (US$27.9 million) from RMB55.6 million in the corresponding period of 2012. Non-GAAP net margin5 increased to 35.1% in the third quarter of 2013 from 24.3% in the corresponding period of 2012.

EARNING PER ADS

Diluted net income per ADS6 in the third quarter of 2013 increased 201.0% to RMB2.17 (US$0.35), from RMB0.72 in the corresponding period of 2012.

Diluted non-GAAP net income per ADS7 in the third quarter of 2013 increased 151.8% to RMB2.87 (US$0.47), from RMB1.14 in the corresponding period of 2012.

BALANCE SHEET AND CASH FLOWS

As of September 30, 2013, the Company had cash and cash equivalents of RMB882.7 million (US$144.2 million) and short-term deposits of RMB982.8 million (US$160.6 million). For the third quarter of 2013, net cash from operating activities was RMB222.2 million (US$36.3 million).

SHARES OUTSTANDING

As of September 30, 2013, the Company had a total of 1.1 billion common shares outstanding, or the equivalent of 55.2 million ADSs outstanding.

2Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

3Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.

4Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

5Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

6“ADS” is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income(loss) per ADS is net income(loss) attributable to common shareholders divided by weighted average number of diluted ADS.

7Diluted non-GAAP net income(loss) per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income(loss) attributable to common shareholders divided by weighted average number of diluted ADS.

Nine Months Ended September 30, 2013 Financial Results

Net revenues increased by 118.9% to RMB1.2 billion (US$197.9 million) from RMB553.2 million in the corresponding period of 2012, primarily driven by a 132.5% increase in revenues from IVAS revenues. Net income attributable to YY Inc. increased by 410.7% to RMB285.7 million (US$46.7 million) from RMB56.0 million in the corresponding period of 2012.

Net margin in the nine months ended September 30, 2013 increased to 23.6% from 10.1% in the corresponding period of 2012. Non-GAAP net income attributable to YY Inc. increased by 189.1% to RMB377.9 million (US$61.7 million) from RMB130.7 million in the corresponding period of 2012. Non-GAAP net margin increased to 31.2% for the nine months ended September 30, 2013 from 23.6% in the corresponding period of 2012.

Recent Development

Recently, the Company marked its entry into the international gaming market by entering into a strategic partnership with S2 Games and Asiasoft Corporation, the leading provider of online gaming services in Southeast Asia. Pursuant to the partnership, YY licensed S2 Games’ Strife in Asia, with the exclusion of Japan and South Korea, and sub-licensed Strife to Asiasoft.  YY and Asiasoft will jointly market, distribute and operate the global version of Strife in Southeast Asia, which will include the countries of Thailand, Vietnam, Indonesia, Singapore, Philippines, and Malaysia. Developed by S2 Games, the developer of award-winning hit title Heroes of Newerth, Strife will be the premier of a second-generation, free-to-play, multi-language, Multiplayer Online Battle Arena, or MOBA, title. Strife is slated to start its beta test in Southeast Asia in the fourth quarter of 2013, with a scheduled commercial release in that region for early 2014.

Other Developments and Management Change

The Company announced today that its director and Chief Technology Officer (“CTO”), Mr. Tony Zhao, will resign at the end of 2013 from his current role as CTO to form a new company to be based in California.  In partnership with YY, as a minority investor, and several other strategic investors, the new company will focus on developing new products and services which YY may decide to use in connection with its efforts to further expand internationally.

Mr. Zhao will remain a member of the Company’s board of directors and the chairman of YY’s internal technology committee, which oversees the Company’s technology development, until a new CTO is brought on board.

Mr. David Xueling Li, Chief Executive Officer of YY, commented, “We are pleased for Tony as he assumes a more focused leadership role in developing emerging products and services that we may use for the YY platform. We look forward to having opportunities to work with Tony in his new role”

Business Outlook

For the fourth quarter of 2013, the Company expects its net revenues to be between RMB510 million and RMB520 million, representing year-over-year growth of approximately 91% to 95%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, November 6, 2013 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#89883790

The replay will be accessible through November 13, 2013 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	#89883790

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.1200 to US$1.00, the noon buying rate in effect on September 30, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary rich communication social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online games, karaoke, music concerts, education, live shows and conference calls.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY’s strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity (deficits), consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income(loss)attributable to common shareholders, and basic and diluted non-GAAP net income(loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income(loss) attributable to YY Inc. is net income(loss) attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income(loss) attributable to common shareholders is net income(loss) attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income(loss) per ADS is non-GAAP net income(loss) attributable to common shareholders divided by weighted average number of basic and diluted ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S.GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

YY Inc.

Anna Yu

Tel: (+86) 2029162000

Email:IR@YY.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 915-1611

Email:IR@YY.com

YY INC.

 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	504,702	882,697	144,232
Short-term deposits	897,698	982,781	160,585
Accounts receivable, net	117,616	104,839	17,131
Amount due from a related party	1,073	73	12
Prepayments and other current assets	25,149	64,353	10,515
Deferred tax assets	31,549	49,435	8,078

Total current assets	1,577,787	2,084,178	340,553

Non-current assets
Deferred tax assets	583	695	114
Investments	2,950	24,341	3,977
Property and equipment, net	90,299	94,094	15,375
Intangible assets, net	19,481	24,097	3,937
Goodwill	1,604	1,584	259
Other non-current assets	3,485	4,409	720

Total non-current assets	118,402	149,220	24,382

Total assets	1,696,189	2,233,398	364,935

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	28,149	53,457	8,735
Deferred revenue	159,859	240,096	39,231
Advances from customers	7,515	13,429	2,194
Income taxes payable	48,001	61,042	9,974
Accrued liabilities and other current liabilities	120,289	178,652	29,192
Amounts due to related parties	2,604	2,799	457

Total current liabilities	366,417	549,475	89,783

Non-current liabilities
Deferred revenue	6,487	5,434	888

Total liabilities	372,904	554,909	90,671

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$
Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 179,400,000 shares issued and outstanding as of December 31, 2012 and 517,767,104 shares issued and outstanding as of September 30, 2013, respectively)	11	32	5
Class B common shares (US$0.00001 par value; 1,000,000,000shares authorized, 907,833,224 shares issued and outstanding as of December 31, 2012 and 586,337,520 shares issued and outstanding as of September 30, 2013, respectively)	60	40	7
Additional paid-in capital	2,648,404	2,740,713	447,829
Accumulated deficits	(1,311,767)	(1,026,056)	(167,655)
Accumulated other comprehensive losses	(13,423)	(36,240)	(5,922)

Total shareholders’ equity	1,323,285	1,678,489	274,264

Total liabilities and shareholders’ equity	1,696,189	2,233,398	364,935

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Internet value-added service
—YY music	87,580	170,588	228,906	37,403	180,301	516,295	84,362
—Online game	83,841	152,445	154,529	25,250	234,239	439,284	71,778
—Others	23,864	43,702	58,383	9,540	54,825	135,754	22,182
Online advertising	33,470	42,309	45,337	7,408	83,840	119,827	19,580

Total net revenue	228,755	409,044	487,155	79,601	553,205	1,211,160	197,902

Cost of revenues(1)	(113,056)	(190,942)	(248,553)	(40,613)	(277,194)	(585,188)	(95,619)

Gross profit	115,699	218,102	238,602	38,988	276,011	625,972	102,283

Operating expenses(1)
Research and development expenses	(44,794)	(70,599)	(67,148)	(10,972)	(122,603)	(191,866)	(31,351)
Sales and marketing expenses	(6,131)	(7,726)	(7,502)	(1,226)	(10,993)	(20,744)	(3,390)
General and administrative expenses	(25,876)	(59,043)	(46,663)	(7,625)	(76,046)	(151,357)	(24,732)

Total operating expenses	(76,801)	(137,368)	(121,313)	(19,823)	(209,642)	(363,967)	(59,473)
Other income	633	1,835	16,766	2,740	1,304	19,107	3,122

Operating income	39,531	82,569	134,055	21,905	67,673	281,112	45,932

Gain on disposal of an equity investment	651	—	—	—	651	—	—
Foreign currency exchange (losses) gains, net	(1,203)	13,833	5,500	899	(2,989)	21,749	3,554
Interest income	4,541	13,609	16,542	2,703	10,527	40,681	6,647

Income before income tax expenses	43,520	110,011	156,097	25,507	75,862	343,542	56,133

Income tax expenses	(8,782)	(17,416)	(27,719)	(4,529)	(19,934)	(59,121)	(9,660)

Income before share of income in equity method investments, net of income taxes	34,738	92,595	128,378	20,978	55,928	284,421	46,473

Share of income in equity method investments, net of income taxes	396	225	586	96	22	1,290	212

Net income attributable to YY Inc.	35,134	92,820	128,964	21,074	55,950	285,711	46,685

Decretion(Accretion) to convertible redeemable preferred shares redemption value	11,608	—	—	—	(115,013)	—	—

Allocation of net income to participating preferred shareholders	(18,423)	—	—	—	—	—	—

Net income (loss) attributable to common shareholders	28,319	92,820	128,964	21,074	(59,063)	285,711	46,685

Net income	35,134	92,820	128,964	21,074	55,950	285,711	46,685

Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	1,279	(14,568)	(5,678)	(928)	3,170	(22,817)	(3,728)

Comprehensive income attributable to YY Inc.	36,413	78,252	123,286	20,146	59,120	262,894	42,957

Net income (loss) per ADS
—basic	1.03	1.66	2.29	0.37	(2.18)	5.10	0.83
—diluted	0.72	1.58	2.17	0.35	(2.18)	4.87	0.80
Weighted average number of ADS used in calculating—basic income (loss) per ADS	27,624,635	55,859,862	56,261,659	56,261,659	27,126,055	55,989,991	55,989,991
Weighted average number of ADS used in calculating—diluted income (loss) per ADS	48,831,487	58,578,043	59,546,765	59,546,765	27,126,055	58,713,803	58,713,803

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

(1)             Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	1,929	2,441	3,191	521	6,315	6,618	1,081
Research and development expenses	6,581	10,039	12,357	2,019	26,312	27,714	4,528
Sales and marketing expenses	168	333	432	71	668	873	143
General and administrative expenses	11,811	19,417	25,859	4,225	41,454	56,996	9,313

YY INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	39,531	82,569	134,055	21,905	67,673	281,112	45,932
Share-based compensation expenses	20,489	32,230	41,839	6,836	74,749	92,201	15,065

Non-GAAP operating income	60,020	114,799	175,894	28,741	142,422	373,313	60,997

Net income attributable to YY Inc.	35,134	92,820	128,964	21,074	55,950	285,711	46,684
Share-based compensation expenses	20,489	32,230	41,839	6,836	74,749	92,201	15,065

Non-GAAP net income attributable to YY Inc.	55,623	125,050	170,803	27,910	130,699	377,912	61,749

Decretion (Accretion) to convertible redeemable preferred shares redemption value	11,608	—	—	—	(115,013)	—	—
Allocation of Non-GAAP net income to particiating preferred shareholders	(26,499)	—	—	—	(6,251)	—	—

Non-GAAP net income attributable to common shareholders	40,732	125,050	170,803	27,910	9,435	377,912	61,749

Non-GAAP net income per ADS
—Basic	1.47	2.24	3.04	0.50	0.35	6.75	1.10
—Diluted	1.14	2.13	2.87	0.47	0.35	6.44	1.05

Non-GAAP weighted average numbers of ADS used in calculating net income per ADS:
—Basic	27,624,635	55,859,862	56,261,659	56,261,659	27,126,055	55,989,991	55,989,991
—Diluted	48,831,487	58,578,043	59,546,765	59,546,765	27,126,055	58,713,803	58,713,803